Exhibit 99.1

ProQR Therapeutics Announces Annual Shareholder Meeting

LEIDEN, the Netherlands, April 29, 2015 — ProQR Therapeutics N.V. (NASDAQ: PRQR), today announced that the Annual General Meeting of Shareholders will be held on Wednesday, June 10, 2015 at 16:00 CET, at Naturalis Biodiversity Center at Darwinweg 2, 2333 CR Leiden, the Netherlands.

All relevant documents and information for the meeting including the notice, agenda and webcast information are or will be made available in the “Investor Relations” section of ProQR’s website (www.proqr.com). It is also available on the SEC’s website at www.sec.gov.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494

gschweitzer@macbiocom.com